CM 3/22

BB 3/11

UNITED STA[illegible]
SECURITIES AND EXCHAN[illegible]
Washington, D.C. [illegible]

04003423

OMB APPROVAL	
Number:	3235-0123
[illegible]es:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 15264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Select Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Newport Center Drive
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward R. Byrd — 949-219-3796
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

625 Town Center Drive	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerald William Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Select Distributors, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAYSY R. VANG
Commission # 1289488
Notary Public - California
Orange County
My Comm. Expires Jan 5, 2005

Notary Public

Signature

Chairman & CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC SELECT DISTRIBUTORS, INC.
AND SUBSIDIARIES
(SEC I.D. No. 8-15264)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Pacific Select Distributors, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Pacific Select Distributors, Inc. and Subsidiaries (the Company) as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Pacific Select Distributors, Inc. and Subsidiaries as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$53,271,210
Restricted cash	50,000
Short-term investments	210,000
Commissions and fees receivable	13,270,911
Other receivables	6,163,848
Investments, at fair value	2,040,263
Property, net	5,399,887
Goodwill	19,716,604
Other assets	6,119,119
TOTAL ASSETS	$106,241,842
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions and fees payable	$22,043,335
Accounts payable and accrued liabilities	12,658,704
Payables to affiliates, net	6,986,327
Other liabilities	3,117,005
Total Liabilities	44,805,371
Commitments and contingencies (Note 9)	
Minority interest	1,440,347
Stockholder's Equity:	
Common stock - $1 par value; 25,000 shares authorized; 1,000 shares issued and outstanding	1,000
Paid-in capital	57,756,950
Retained earnings	2,238,174
Total Stockholder's Equity	59,996,124
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$106,241,842

See Notes to Consolidated Statement of Financial Condition

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, Inc. (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). PSD primarily serves as the underwriter/distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life, and is the parent company to several subsidiaries, including other broker-dealers. PSD is also the distributor of the Pacific Funds, a multi-class, open-end investment management company. Pacific Life is the investment adviser to the Pacific Funds.

BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition of Pacific Select Distributors, Inc. and Subsidiaries (the Company) has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The accompanying consolidated statement of financial condition includes the accounts of PSD and its wholly owned subsidiaries, Mutual Service Corporation (MSC), Associated Financial Group, Inc. (AFG) and United Planners' Group, Inc. (UPG) and its majority owned subsidiary, Waterstone Financial Group, Inc. (WFG). All significant intercompany items have been eliminated.

MSC is a broker-dealer and parent to several subsidiaries, including Contemporary Financial Solutions, Inc., a broker-dealer incorporated in April 2002. AFG is a holding company to several subsidiaries, including Associated Securities Corp., a broker-dealer, and Associated Planners Investment Advisory Inc., an investment advisory firm registered with the SEC under the Investment Advisers Act of 1940. UPG owns a majority interest in, and is the general partner of, a broker-dealer limited partnership, United Planners' Financial Services of America (UPFSA).

Minority interest represents the limited partner interest in UPFSA and the minority common stock ownership of WFG. As of December 31, 2003, minority interest on the consolidated statement of financial condition consists of $888,782 and $551,565 for UPFSA and WFG, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, the Company adopted the requirements of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. The Company ceased goodwill amortization as of January 1, 2002. The Company's goodwill asset of $19.7 million was not considered impaired as of December 31, 2003.

Effective January 1, 2003, the Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized at fair value when actually incurred. Adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial statement.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. FIN 46 requires that Variable Interest Entities (VIE), be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about VIEs that companies are not required to consolidate but in which a company has a significant variable interest. Since the Company did not have any VIE's as of February 1, 2003, adoption of FIN 46 had no impact on the Company's consolidated financial statement.

Effective December 31, 2003, the Company adopted FIN 46 (revised December 2003) *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46R). FIN 46R replaced FIN 46 and clarified the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company did not have any VIEs as of December 31, 2003 and the consolidation requirements of FIN 46R will apply immediately to all VIEs created after December 31, 2003. Since the Company did not have any VIE's as of December 31, 2003, adoption of FIN 46R had no impact on the Company's consolidated financial statement.

Effective June 1, 2003, the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, except for mandatorily redeemable financial instruments of nonpublic entities (Redeemable Instruments), which become effective January 1, 2004. Adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statement. UPFSA's limited partners' capital is considered a Redeemable Instrument. Adoption of SFAS No. 150, as it relates to this Redeemable Instrument, will not have a material impact on the Company's consolidated financial statement. UPFSA's limited partners' capital is included in minority interest, and not in equity, on the consolidated statement of financial condition. Based on a letter dated February 19, 2004 from the SEC to the Securities Industry Association (SEC Letter), the Company believes that the reclassification of the limited partners' capital to a liability in accordance with SFAS No. 150 will not have an impact on UPFSA's computation of regulatory net capital through December 31, 2004. However, beginning January 1, 2005, the adoption of SFAS No. 150 may have a significant impact on UPFSA's regulatory net capital. The SEC Letter states that the Division of Market Regulation of the SEC will not recommend enforcement action to the SEC if a broker-dealer that is a non-public entity, in calculating net capital under Rule 15c3-1, adds to its regulatory net capital the carrying value of Redeemable Instruments that are excluded by SFAS No. 150 from a broker-dealer's equity. For fiscal years beginning after December 15, 2004, broker-dealers that are non-public entities will no longer be permitted to add Redeemable Instruments back to regulatory net capital. UPFSA had notified its designated authority of its intent to follow the SEC Letter.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to a guarantor's accounting for and disclosures of certain guarantees issued. FIN 45 requires certain guarantees that are issued or modified after December 31, 2002, to be initially recorded on the consolidated statement of financial condition at fair value. Adoption of FIN 45 did not have a material impact on the Company's consolidated financial statement.

Effective July 1, 2003, the Company adopted SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statement.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

SHORT-TERM INVESTMENTS

The Company has invested in short-term certificates of deposit totaling $210,000 as of December 31, 2003. The certificates of deposit are carried at cost, which approximates fair value. The certificates of deposit bear interest at market rates.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Securities transactions are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement basis with related commissions receivable and payable reported on a trade date basis.

Commissions and fees receivable primarily represent commissions and fees due the Company from the sale of financial products. Commissions and fees payable represent amounts due to the Company's sales representatives in connection with the sales of financial products.

INVESTMENTS AT FAIR VALUE

Investments at fair value consist primarily of mutual funds, equity securities, bonds and other securities and are recorded at fair value with changes in fair value recognized in earnings. Investments at fair value as of December 31, 2003 are as follows:

Mutual funds	$1,849,614
Equity securities	116,657
Bonds	13,144
Other securities	60,848
Total	$2,040,263

PROPERTY

Property is recorded at cost and depreciated or amortized using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements. Computer software is amortized using the straight-line method over 3 years. As of December 31, 2003, the Company had capital lease obligations of $93,927.

LONG-LIVED ASSETS

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted future cash flows associated with the asset are compared to the assets carrying amount to determine if a write-down is necessary.

GOODWILL

Various acquisitions by the Company have been accounted for using the purchase accounting method. Goodwill is tested annually for impairment.

INCOME TAXES

PSD and its includable subsidiaries are included in the consolidated Federal income and combined California franchise tax returns of Pacific Mutual Holding Company, its ultimate parent. PSD and certain of its subsidiaries also file separate non California state tax returns. PSD and its subsidiaries are allocated an expense or benefit based principally on the effect of including their operations in the consolidated and combined returns. In connection with this allocation, the effective tax rate utilized is required to reflect both changes in statutory tax rates and taxable income allocated to each state. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RESTRICTED CASH

As of December 31, 2003, MSC has restricted cash of $50,000 in special reserve bank accounts for the exclusive benefit of customers. These amounts were in excess of that prescribed by the Customer Protection Rule (Rule 15c3-3) of the SEC.

3. ACQUISITIONS

In October 2002, PSD acquired a 45% common stock ownership in WFG. The total purchase price for WFG, including capitalized acquisition costs, amounted to $4,076,808. The remaining 55% ownership of WFG is subject to put/call arrangements, which provide PSD with the ability to acquire all of WFG's common stock at various dates and at various prices based on WFG's performance. The put option is effective January 31, 2004 and the call option is effective January 1, 2006.

In March 2003, PSD increased its ownership in WFG to 62% for a purchase price of $750,000 and began including WFG in the Company's consolidated financial statement (Note 6). Prior to this increased ownership, WFG was accounted for under the equity method. Goodwill, including capitalized acquisition costs, resulting from these acquisitions totaled $4,129,580 as of December 31, 2003. Prior to the 2002 acquisition of WFG, PSD entered into a subordinated loan agreement with WFG in the amount of $500,000 with interest at LIBOR plus 6% and a maturity date of 2005.

In conjunction with the acquisition of WFG, the following assets and liabilities were acquired:

Cash and cash equivalents	$754,863
Other receivables	423,080
Commissions and fees receivable	165,941
Deferred tax asset	70,620
Property, net	65,634
Other assets	254,703
Total assets	$1,734,841
Accounts payable and accrued liabilities	$866,558
Payable to affiliates, net	500,000
Commissions and fees payable	212,482
Total liabilities	1,579,040
Total stockholders' equity	155,801
Total liabilities and stockholders' equity	$1,734,841

In January 2004, PSD received a $13.5 million cash capital contribution from Pacific Life. PSD intends to use the proceeds to acquire M.L. Stern & Co. LLC (M.L. Stern), a wholly owned broker-dealer subsidiary of Pacific LifeCorp, in an intercompany transaction. Pacific LifeCorp is Pacific Life's parent. The purchase price will be based on M.L. Stern's December 31, 2003 U.S. GAAP equity.

4. PROPERTY

As of December 31, 2003, the components of property, net, are as follows:

Furniture and equipment	$9,100,547
Computer software	3,628,528
Leasehold improvements	1,304,389
Other	53,913
Total property	14,087,377
Less accumulated depreciation and amortization	(8,687,490)
Property, net	$5,399,887

5. INCOME TAXES

The deferred tax asset, net, included in other assets as of December 31, 2003, is comprised of the following tax effected timing differences:

Accrued commissions	$1,498,436
Deferred compensation	608,947
Reserves and allowances	530,031
Net operating loss	170,826
State income taxes	(140,739)
Depreciation	(1,041,266)
Other	41,211
Deferred tax asset, net	$1,667,446

The deferred tax asset, related to a net operating loss assumed in an acquisition of a subsidiary in 1996, is a future tax benefit that will expire in 2010 and is based on the net operating loss realizable under Section 382 of the Internal Revenue Code.

Realization of the deferred tax asset, net, is contingent upon future taxable earnings. The deferred tax asset, net, is expected to be fully utilized; therefore, no valuation allowance was deemed necessary as of December 31, 2003.

6. NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2003 PSD's net capital was in excess of its required minimum by $1,500,620.

All of PSD's broker-dealer subsidiaries complied with their respective net capital provisions of Rule 15c3-1 during 2003. However, as of January 31, 2003, WFG fell below its minimum net capital requirements by approximately $50,000 and reported a net capital violation to the SEC, NASD and all 50 states. When this occurred, PSD held a 45% minority interest in WFG. In order to rectify the net

capital violation, in February 2003, PSD acquired an additional 17% common stock ownership in WFG for cash of $750,000 and increased its ownership to 62% (Note 3). In February 2003, upon receipt of this cash, WFG was in compliance with its respective net capital provisions of Rule 15c3-1 and has subsequently continued to be in compliance. No subsequent action was taken by any regulatory authority.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(2)(i), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Consequently, PSD has nothing to report with respect to information relating to possession or control of customers' fully paid or excess margin securities.

8. RELATED PARTY TRANSACTIONS

Pacific Life provides the Company with certain support services and offers participation in certain benefit plans, including a defined benefit employee retirement plan and a 401(k) defined contribution plan. Certain of PSD's subsidiary employees also participate in a deferred compensation plan provided by the subsidiary (DC Plan). Payment of this DC Plan liability is guaranteed by PSD in the event the subsidiary is not able to fulfill its obligations under the DC Plan. Due to PSD's guarantee, the balance of the DC Plan of $2,435,947 as of December 31, 2003, is treated as a deduction to PSD's regulatory net capital (Note 6).

PSD has a commitment from Pacific Life for additional capital funding as may be required.

9. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

PSD's subsidiaries lease office facilities and equipment under operating lease agreements. Future aggregate minimum rental payments on the noncancelable operating leases are as follows:

Year Ending December 31:	
2004	$1,865,171
2005	1,560,546
2006	1,600,407
2007	536,622
2008	280,322
Thereafter	1,127,000
Total minimum payments	$6,970,068

The Company provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to lack of a stated maximum liability for certain matters and therefore no related liability has been recorded.

Management believes that judgments, if any, against the Company related to such matters would not have a material impact to the consolidated financial position or results of operations of the Company.

LITIGATION

Certain of PSD's subsidiaries are defendants in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation will not be material to the consolidated financial position or results of operations of the Company.

FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

As securities brokers, PSD's subsidiaries are engaged in buying and selling securities for a diverse group of customers including financial institutions. PSD's subsidiaries introduce these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

PSD's subsidiaries exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile trading markets, which may impair their ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between PSD's subsidiaries and their clearing agents provide that PSD's subsidiaries are obligated to assume any exposure related to such nonperformance by their customers. PSD's subsidiaries monitor their customer activity by reviewing information they receive from their clearing agents on a daily basis, and seek to control the aforementioned risks by requiring the registered representatives to compensate PSD's subsidiaries for nonperformance by the customer.

10. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

A summary of condensed consolidating financial information for PSD and Subsidiaries as of December 31, 2003 is as follows:

Statement of Financial Condition	PSD	Subsidiaries	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$18,757,086	$34,514,124		$53,271,210
Investment in subsidiaries	47,353,738		($47,353,738)	
Goodwill, net	682,643	19,033,961		19,716,604
Other assets	10,901,153	22,352,875		33,254,028
TOTAL ASSETS	$77,694,620	$75,900,960	($47,353,738)	$106,241,842
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Commissions and fees payable	$10,687,485	$11,355,850		$22,043,335
Accounts payable and accrued liabilities	666,607	12,692,097	($700,000)	12,658,704
Payables to affiliates, net	5,409,945	1,576,382		6,986,327
Other liabilities	934,459	2,182,546		3,117,005
Total Liabilities	17,698,496	27,806,875	(700,000)	44,805,371
Commitments and contingencies				
Minority interest		888,782	551,565	1,440,347
Stockholder's Equity:				
Common stock	1,000	11,483,744	(11,483,744)	1,000
Paid-in capital	57,756,950	22,189,429	(22,189,429)	57,756,950
Retained earnings	2,238,174	13,532,130	(13,532,130)	2,238,174
Total Stockholder's Equity	59,996,124	47,205,303	(47,205,303)	59,996,124
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$77,694,620	$75,900,960	($47,353,738)	$106,241,842

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 24, 2004

Board of Directors
Pacific Select Distributors, Inc.
700 Newport Center Drive
Newport Beach, California 92660

In planning and performing our audit of the consolidated financial statements of Pacific Select Distributors, Inc. and Subsidiaries (the Company) for the year ended December 31, 2003, on which we issued our report dated February 24, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP